Sol Strategies Selected as Staking Provider for Tetra Trust's Digital Asset Platform

Toronto, Ontario--(Newsfile Corp. - February 20, 2025) - Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today announced its selection as an approved staking provider for Tetra Trust ("Tetra"), Canada's First Licensed Digital Asset Trust Company. This integration enables Tetra's institutional clients, including 3iQ's upcoming Solana Staking ETF, to access Sol Strategies' validator infrastructure directly through Tetra's custody platform.

"Being selected as a staking provider for Tetra's platform marks another significant milestone in institutional Solana adoption," said Leah Wald, CEO of Sol Strategies. "This integration creates a seamless experience for institutional clients seeking secure, regulated access to Solana staking."

Tetra Trust, a regulated trust company under the Loan and Trust Corporation Act of Alberta, provides custody solutions for many of Canada's leading digital asset investment products. "Sol Strategies' proven track record in institutional staking infrastructure made them an ideal addition to our platform," said Didier Lavallée, CEO at Tetra Trust. "This integration enhances our ability to provide comprehensive digital asset services to our institutional clients."

The partnership builds on Sol Strategies' recent selection as the staking provider for 3iQ's Solana Staking ETF, which will utilize Tetra's custody platform.

About Sol Strategies

Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

About Tetra Trust

Founded in 2019, Tetra is Canada's first licensed and largest digital asset custodian. Our platform provides enterprise-grade custody of digital assets and auxiliary services for institutional clients. Backed by WonderFi, Urbana Corporation, Canadian Securities Exchange, Icebook Investments Corp and Coinbase Ventures, Tetra provides a solution to one of the last remaining problems preventing institutional adoption of the digital asset industry-custody.

To learn more about Tetra Trust, please visit www.tetratrust.com.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the provision of staking services and its intended impact on the Company. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Investor Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488
SOURCE: Sol Strategies

Media Contact: sol@kcsa.com

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https://www.newsfilecorp.com/release/241605